

Mailstop 4561

November 3, 2015

Mr. Mohamad Ali
President and Chief Executive Officer
Carbonite, Inc.
Two Avenue de Lafayette
Boston, MA 02111

> **Re: Carbonite, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 10, 2014**
> **File No. 001-35264**

Dear Mr. Ali:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 31

1.   It appears from your disclosures throughout the filing that attracting and retaining customers is important to the company's success. We also note that in previous periodic filings, you disclosed the number of customers as one of the key metrics used to evaluate your business. Please tell us the total number of customers for each period beginning with the first quarter of fiscal 2014, to date, and tell us why you removed this metric from your disclosures. In this regard, we note your statement in the Q1 2014 Earnings Call Transcripts that bookings for the small business market will be driven "not only by the number of subscriptions sold but also by the amount of cloud storage utilized" and therefore, you no longer believe that total subscriber count will be a key metric for your

business performance. Please explain further how cloud storage utilization for this market impacts how management evaluates your business and tell us how you considered the consumer market in determining your key metrics. We refer to you Section III.B of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Internal Use Software and Website Development Costs, page 52

2.   We note your disclosure on page 31 where you state that your research and development efforts are focused on improving ease of use and functionality of your existing solutions and developing new solutions.   In light of your significant investments in research and development, please tell us why your capitalized software development costs to date have been minimal. In your response, please describe, in detail, how you account for the development of enhancements, upgrades, and added functionality to your offerings, as well as new solutions. Specifically address your accounting under the application development stage pursuant to paragraphs 2 and 3 of ASC 350-40-25 and explain further your disclosure from previous filings indicating that the majority of development efforts are categorized in the post-implementation operation stage**.**

Note 10. Income Taxes, page 62

3.   Please explain the significant shift in loss before income taxes from domestic to foreign in fiscal 2014. In addition, please describe in detail, the significant reconciling items included in the 2014 tax rate reconciliation table on page 63 such as: foreign rate differential, corporate restructuring and the provision for tax reserves. Tell us your consideration to provide additional disclosures, either here or in MD&A, regarding the impact of these material components on your tax provision. In addition, to the extent that certain foreign jurisdictions are significantly impacting your tax provision, tell us your consideration to disclose this information and include a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350**.**

Note 12 Commitments and Contingencies

Litigation, page 73

4.   We note from your disclosures regarding the lawsuit filed by Oasis Research LLC that you are not able to assess "with certainty the outcome of the lawsuit or the amount or range of potential damages or future payments associated with this lawsuit." Please

clarify for us whether you believe that there is a reasonable possibility that a loss may have been incurred with respect to this matter. Please note that the phrase "potential damages" is not consistent with the guidance in ASC 450-20, which uses terms such as: probable, reasonably possible or remote to identify three areas in the range of likelihood that a future event will confirm the incurrence of a liability. If there is at least a reasonable possibility that a loss may have been incurred with regards to this matter, in your next periodic filing, please disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss or state such an estimate cannot be made. Please provide us with your proposed disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Danielle Sheer – Carbonite, Inc.